Exhibit 99.8

James Hardie Industries plc Europa House 2nd Floor, Harcourt Centre Harcourt Street, Dublin 2, Ireland T: +353 (0) 1 411 6924 F: +353 (0) 1 479 1128

15 August 2014

The Manager

Company Announcements Office

Australian Securities Exchange Limited

20 Bridge Street

SYDNEY NSW 2000

Dear Sir

Results of 2014 Annual General Meeting and New Director Appointment

We advise that all resolutions set out in the Notice of the Annual General Meeting dated 14 July 2014, were carried at the Annual General Meeting of the company today in Dublin, Ireland.

Details of votes cast are set out below:

	RESOLUTION	FOR	AGAINST	ABSTAIN
1	Financial Statements and Reports	361,262,478	72,833	3,960,716
2	Remuneration Report	327,451,069	37,170,213	674,745
3(a)	R Chenu election	360,409,318	4,507,463	379,246
3(b)	M Hammes re-election	359,032,699	6,025,374	237,954
3(c)	R van der Meer re-election	364,474,080	567,203	254,744
4	Fix external auditor remuneration	364,213,540	156,816	925,671
5	Director Fee Pool	361,919,202	1,551,385	994,146
5	Grant ROCE RSUs to L Gries	350,677,576	12,932,919	1,191,924
6	Grant Relative TSR RSUs to L Gries	324,374,489	35,037,286	5,391,004

Mr Russell Chenu was elected by Shareholders as a Non-Executive Director of James Hardie Industries plc at the Annual General Meeting today.

Mr Chenu, who retired as Chief Financial Officer of James Hardie Industries plc in November 2013 after nine years with the company, is an experienced corporate and finance executive who held senior finance and management positions with a number of Australian publicly-listed companies across a range of industries. In a number of these senior roles, he was engaged in significant strategic business planning and business change, including several turnarounds, new market expansions and management leadership initiatives.

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at

Europa House, Harcourt Centre, Harcourt Street, Dublin 2, Ireland.

Directors: Michael Hammes (Chairman, USA), Russell Chenu (Australia), Brian Anderson (USA),

David Harrison (USA), Alison Littley (United Kingdom), Donald McGauchie (Australia),

James Osborne, Rudy van der Meer (Netherlands).

Chief Executive Officer and Director: Louis Gries (USA)

Company number: 485719

Mr Chenu has a Bachelor of Commerce from the University of Melbourne and an MBA from Macquarie Graduate School of Management, Australia.

Commenting on the appointment, James Hardie’s Chairman, Michael Hammes said ‘Russell brings more than 20 years’ board experience as CFO across a range of industries and has a deep understanding of James Hardie, which will be a valuable addition to the James Hardie Board. Mr Chenu is currently a director of ASX listed entities: Leighton Holdings Limited and Metro Performance Glass Limited.

Yours faithfully

/s/ Natasha Mercer

Natasha Mercer
Company Secretary